Exhibit 12.1

RATIOS OF EARNING TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred share dividends for the periods shown. For the purposes of computing the ratios, earnings represent the sum of income before income taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits, and one-third of rental expense (which First Defiance believes is representative of the interest factor). Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. The Company had no preferred shares outstanding before the Series A Preferred Shares issuance in December 2008.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings before income taxes	$9,831	$9,522	$10,885	$20,373	$23,051	$17,823	$15,598
Fixed charges:
Interest expense of deposits	20,206	23,851	31,354	40,356	33,273	20,615	12,950
Interest expense on FHLB advances	3,865	4,803	6,375	6,889	8,885	7,625	7,317
Interest expense on subordinated debentures	1,139	1,445	1,907	2,115	1,308	201	0
Interest expense on notes payable	433	1,217	1,632	729	577	451	114
Rental Expense (1/3 of GL 421000)	117	110	146	141	117	109	89

Total fixed charges	25,760	31,426	41,414	50,230	44,160	29,001	20,470
Preferred dividends	2,197	0	209	0	0	0	0

Earnings	$37,788	$40,948	$52,508	$70,603	$67,211	$46,824	$36,068

Ratio of earnings to fixed charges and preferred dividends:
Including interest on deposits	1.35x	1.30x	1.26x	1.41x	1.52x	1.61x	1.76x
Excluding interest on deposits	2.27x	2.26x	2.06x	3.06x	3.12x	3.13x	3.07x